RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

27 July 2007

07025758

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose two (2) copies of the Notice of Shares Buy Back – Immediate Announcement for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

RECEIVED
2007 AUG -7 A 3:13

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Notice of Shares Buy Back - Immediate Announcement

Ownership transfer to **RESORTS WORLD/EDMS/KLSE** on **23/07/2007 06:14:38 PM**
Submitted by **RESORTS WORLD** on **23/07/2007 06:29:56 PM**
Reference No **RW-070723-83B50**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

---

*	Date of buy back	: **23/07/2007**
*	Description of shares purchased	: **Ordinary Shares of RM0.10 each**
*	Total number of shares purchased (units)	: **19,102,400**
*	Minimum price paid for each share purchased (RM)	: **4.380**
*	Maximum price paid for each share purchased (RM)	: **4.500**
	Total consideration paid (RM)	: **85,769,129.28**
	Number of shares purchased retained in treasury (units)	: **19,102,400**
	Number of shares purchased which are proposed to be cancelled (units)	: **0**
	Cumulative net outstanding treasury shares as at to-date (units)	: **28,102,400**
	Adjusted issued capital after cancellation (no. of shares) (units)	:

Remarks :

Form Version 2.0

Notice of Shares Buy Back - Immediate Announcement

Ownership transfer to **RESORTS WORLD** on **20/07/2007 06:27:29 PM**
Submitted by **RESORTS WORLD** on **20/07/2007 06:30:28 PM**
Reference No **RW-070720-971E6**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

---

*	Date of buy back	: **20/07/2007**
*	Description of shares purchased	: **Ordinary Shares of RM0.10 each**
*	Total number of shares purchased (units)	: **9,000,000**
*	Minimum price paid for each share purchased (RM)	: **4.060**
*	Maximum price paid for each share purchased (RM)	: **4.200**
	Total consideration paid (RM)	: **37,360,744.90**
	Number of shares purchased retained in treasury (units)	: **9,000,000**
	Number of shares purchased which are proposed to be cancelled (units)	: **0**
	Cumulative net outstanding treasury shares as at to-date (units)	: **9,000,000**
	Adjusted issued capital after cancellation (no. of shares) (units)	:

Remarks :

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

1 August 2007

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) One copy of the Announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 30 July 2007 in respect of the Proposed Disposal of 1.01 billion Ordinary Shares in Star Cruises Limited; and

(ii) Two copies of the Announcements made by the Company pertaining to the Notice of Shares Buy Back – Immediate Announcement.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement
DRAFT

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			Main Board/ Second Board Company
*			New Announcement
	Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
*	Company name	:	RESORTS WORLD BHD
*	Stock name	:	RESORTS
*	Stock code	:	4715
*	Contact person	:	CHARMAINE CHEE/TERENCE CHOONG
*	Designation	:	SENIOR MANAGER/EXECUTIVE
*	Contact number	:	03-2084 8324
	E-mail address	:	terence.choong@cimb.com
*	Type	:	Announcement
*	Subject :		

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED DISPOSAL OF 1.01 BILLION ORDINARY SHARES IN STAR CRUISES LIMITED ("PROPOSED DISPOSAL")

* **Contents :-**

We refer to our announcement dated 13 July 2007.

On behalf of Resorts World's Board of Directors, we are pleased to announce that the Proposed Disposal has been completed today.

This announcement is dated 30 July 2007.

Form Version 2.0

Notice of Shares Buy Back - Immediate Announcement

Ownership transfer to RESORTS WORLD on 30/07/2007 06:03:09 PM
Reference No RW-070730-72DAB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

---

* Date of buy back	:	30/07/2007
* Description of shares purchased	:	Ordinary Shares of RM0.10 each
* Total number of shares purchased (units)	:	3,276,000
* Minimum price paid for each share purchased (RM)	:	4.040
* Maximum price paid for each share purchased (RM)	:	4.100
Total consideration paid (RM)	:	13,411,149.82
Number of shares purchased retained in treasury (units)	:	3,276,000
Number of shares purchased which are proposed to be cancelled (units)	:	0
Cumulative net outstanding treasury shares as at to-date (units)	:	31,378,400
Adjusted issued capital after cancellation (no. of shares) (units)	:	

Remarks :

Form Version 2.0

Notice of Shares Buy Back - Immediate Announcement

Ownership transfer to **RESORTS WORLD** on **31/07/2007 05:57:09 PM**
Submitted by **RESORTS WORLD** on **31/07/2007 06:11:51 PM**
Reference No **RW-070731-6AAF5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

---

* Date of buy back	:	**31/07/2007**
* Description of shares purchased	:	**Ordinary Shares of RM0.10 each**
* Total number of shares purchased (units)	:	**1,800,000**
* Minimum price paid for each share purchased (RM)	:	**4.180**
* Maximum price paid for each share purchased (RM)	:	**4.180**
Total consideration paid (RM)	:	**7,547,272.00**
Number of shares purchased retained in treasury (units)	:	**1,800,000**
Number of shares purchased which are proposed to be cancelled (units)	:	**0**
Cumulative net outstanding treasury shares as at to-date (units)	:	**33,178,400**
Adjusted issued capital after cancellation (no. of shares) (units)	:	

Remarks :

END